FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:                            December, 2006

Commission File Number :             001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated December 15, 2006, relating to: Lafarge announces the divestment of its

Cement, Aggregates and Concrete Activities in Central Anatolia, Turkey

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PRESS RELEASE

Euronext : LG, NYSE : LR	Paris, December 15, 2006

LAFARGE ANNOUNCES THE DIVESTMENT OF ITS CEMENT, AGGREGATES AND CONCRETE ACTIVITIES

IN CENTRAL ANATOLIA, TURKEY, FOR AN ENTERPRISE VALUE OF € 535 M

Following a competitive auction process, Lafarge announces the project of divestment of Yibitas Lafarge Orta Anadolu Cimento (YLOAC), in which it holds a 50% share, to Cimpor.

Founded in 1994, YLOAC is a 50/50 joint venture between Lafarge and Yibitas Holding. It holds three cement plants and three grinding stations for a total cement grinding capacity of 3.5 million tonnes, as well as twelve concrete plants and two aggregates quarries, mainly located in Central Anatolia.

This transaction fully values these assets, at an enterprise value of € 535 M, which represents a multiple of around 11 times forecasted 2006 EBITDA. The net proceeds before tax amount to € 260 M for Lafarge.

The project will be submitted to the competition authorities.

Following the transaction, Lafarge will remain a significant player in the Turkish building materials sector, with a presence mainly in the Marmara region, composed of a cement plant of 1.2 million tonnes of clinker capacity, a grinding station of 250,000 tonnes, ten concrete plants and three quarries, as well as Gypsum and Roofing activities.

Note to Editors:

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

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COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier: stephanie.tessier@lafarge.com	33-1 44-34-92-32	Yvon Brind’Amour: yvon.brindamour@lafarge.com	33-1 44-34-11-26

Lucy Wadge : lucy.wadge@lafarge.com	33-1 44-34-19-47	Danièle Daouphars: daniele.daouphars@lafarge.com	33-1 44-34-11-51

		Stéphanie Billet : stephanie.billet@lafarge.com	33-1 44-34-94-59

Statements made in this press release that are not historical facts, including namely the proposed divestment and the forecasted 2006 EBITDA, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 15, 2006	Lafarge (Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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